Exhibit 2

                               PERDIGAO COMPANIES
                            MANAGEMENT REPORT - 2003



Dear Shareholders,

Perdigao achieved an important milestone in 2003 with the completion of the Rio Verde Agroindustrial Complex in Goias. This facility is capable of producing 260,000 tons/year of meat - 25% of the Company's total planned capacity. Besides representing more than 30% of the economic activity in the municipality, this plant provides 4,700 direct and 8,000 indirect jobs.

Another cycle has begun with the implementation of projects that will result in increased competitiveness, with the EVA(R), optimized production processes, monitoring of inventory at the plants and improved financial management.

Advances in the international circuit were significant, with entry into 20 new markets, the gain of around 80 new clients, and with the structure developed in Europe to directly attend customers, including a partnership for production of processed foods.

In the operating context, the year was marked by the excellent performance of exports, particularly to the European and Japanese markets, by the improved margins in the domestic market, and by lower expenses.

(The variations mentioned in this report are comparisons between the 4Q03 and the 4Q02, or year 2003 with year 2002.)

OPERATIONAL AND FINANCIAL HIGHLIGHTS - 2003

o    Gross sales were 30.8% higher, reaching R$ 4.4 billion in the year;

o    Growth of 7.5% in volumes of meat sold;

o Revenues 18.6% higher in the domestic market, registering a 5.7% decline in volumes;

o Exports represent 48.0% of the Company's net sales, with growth of 52.4% and meat volumes 24.6% higher;

o Revenue growth of 29.7%, and 2.9% growth in volumes of value-added products;

o    Gross profit rose 25.7% due to improved revenues;

o    EBITDA increased 30.6% due to gross profit and reduced commercial expenses;

o    Net income was R$ 123.5 million with net margins of 3.2%;

o    Share profitability was 102%, and 148% for ADRs.

                                                                     R$ MILLION


HIGHLIGHTS                       4Q 2003          4Q 2002           % Ch.           2003            2002             % Ch.

Gross Sales                      1,258.4          1,047.9            20.1         4,371.0         3,341.7             30.8
Domestic Market                    763.5            673.3            13.4         2,533.1         2,135.8             18.6
Exports                            494.9            374.6            32.1         1,837.9         1,205.9             52.4
Net Sales                        1,090.1            904.6            20.5         3,825.2         2,917.4             31.1
Gross Profit                       345.5            240.7            43.5         1,022.9           813.4             25.7
EBIT                               146.7             58.9           149.2           287.3           214.2             34.1
Net Income                          72.1             30.0           140.5           123.5             8.2          1,401
EBITDA                             171.9             79.4           116.4           383.3           293.5             30.6
EPS*                                 1.62             0.67          140.5             2.78            0.18         1,401
Meats (thousand tons)              266.5            249.8             6.7           972.8           905.0              7.5

*Earnings per Share, excluding the shares in Treasury.


EBITDA - R$ million

                               [GRAPHIC OMITTED]

INVESTMENTS AND PROJECTS

Investment levels were 31% lower than in 2002, totaling R$ 69.5 million, which was invested in new projects and improvement projects, to export product lines, the Rio Verde Agro-industrial Complex in Goias, the increase in reforested areas and the expansion of sales branches. These resources were wholly self-generated.

In accordance with the management focus adopted by the Company recently regarding value creation, the following projects were implemented: The EVA(R) - Economic Value Added - a management system that seeks to add value through better management of invested capital and improved results, with the help of the consulting company Stern Stewart & Co., the creators of EVA. Internally this project will be called MVP - More Value Perdigao, and will have the goals of increasing management's level of commitment; Process optimization and the Development of Industrial Processes, which seeks to streamline plants; and implementation of the CFM - SAP financial module for the control and analysis of financial operations. These projects will begin to mature as of this year.

In addition, the Company advanced with the International Project, seeking a more prevalent and consolidated presence in the export market with expansion into new countries.

OPERATING PERFOMANCE

PRODUCTION

Production and productivity goals were achieved. Meat production totaled 989,000 tons, increasing 5.7% in the year, particularly in the poultry segment. Meat production grew 14.4% in the quarter.


Production                                  4Q 2003     4Q 2002       % Ch.          2003         2002         % Ch.

Poultry Slaughter (million heads)             119.6        93.9        27.3         445.0        392.4         13.4
Hog Slaughter (thousand heads)                686.3       717.5        (4.3)      2,750.2      2,751.6         (0.1)
Poultry Meats (thousand tons)                 154.2       123.6        24.7         581.0        525.9         10.5
Pork/Beef Meats (thousand tons)               107.5       105.2         2.2         408.0        410.0         (0.5)
Other Processed Products (thousand              4.1         3.7        12.7          16.5         15.8          4.6
tons)
Feed and Premix (thousand tons)               702.6       584.7        20.2       2,751.7      2,423.3         13.6
One-day Chicks (million units)                119.7       102.8        16.5         462.5        404.0         14.2
Soybean Crushing (thousand tons)              136.9       111.6        22.7         520.4        508.6          2.3
Degummed Oil (thousand tons)                   24.2        20.4        19.0          93.9         93.8          0.1
Refined Oil (thousand tons)                    16.8        15.9         5.5          66.3         82.3        (19.4)

DOMESTIC MARKET

Domestic market sales were R$ 2.5 billion, with growth of 18.6% in the year and meat volumes 5.7% lower. Due to the recession the Brazilian economy suffered and the consequent significant drops in disposable income during the year, the Company adopted the strategy of emphasizing profitability instead of increasing sales volumes, and improving distribution channels that provided better margins.

                              DISTRIBUTION CHANNELS

                2003                                            2002

        [GRAPHIC OMITTED]                               [GRAPHIC OMITTED]


As part of the profitability strategy, when good opportunities in foreign markets appeared, Perdigao directed in natura meats overseas, and their volume fell 37%. Revenues from elaborated/processed products grew 24%, and volumes fell 0.2%. These measures helped Perdigao offset increased production costs and improve margins.

As a result, in the year average prices in the meat segment were 28% higher, and average costs were 21% higher. In the quarter, price increases were 21%, and costs rose by 9%.


Domestic Market                                    Tons (thousand)                       Sales (R$ million)
                                            4Q 2003       4Q 2002     % Ch.       4Q 2003      4Q 2002         % Ch.

In-Natura                                      11.0        15.2       (27.5)         41.1         45.1         (9.0)
     Poultry                                    8.1        10.9       (26.2)         32.1         35.6         (9.9)
     Pork/Beef                                  2.9         4.2       (30.0)          9.0          9.5         (5.6)
Elaborated/Processed                          128.5       130.7        (1.7)        594.4        504.2         17.9
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Meats                                   139.5       145.9        (4.4)        635.5        549.3         15.7
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
     Soybean                                   39.2        32.9        19.1          59.6         56.7          5.2
     Other Processed                            5.0         4.7         7.1          36.7         31.8         15.5
     Others                                     -           -           -            31.7         35.5        (10.9)
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total                                         183.8       183.5         0.1         763.5        673.3         13.4
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Elabor./Processed                       133.6       135.4        (1.4)        631.1        536.0         17.8


                                               2003        2002        % Ch.        2003         2002         % Ch.

In-Natura                                      49.4        77.9       (36.6)        172.9        196.8        (12.1)
     Poultry                                   36.7        60.1       (38.9)        134.6        156.8        (14.2)
     Pork/Beef                                 12.6        17.8       (29.2)         38.3         40.0         (4.1)
Elaborated/Processed                          431.7       432.4        (0.2)      1,870.4      1,497.3         24.9
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Meats                                   481.7       510.4        (5.7)      2,043.3      1,694.1         20.6
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
     Soybean                                  145.2       185.7       (21.8)        216.6        212.1          2.1
     Other Processed                           20.3        20.6        (1.7)        146.4        127.5         14.8
     Others                                     -           -           -           126.8        102.0         24.3
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total                                         646.5       716.7        (9.8)      2,533.1      2,135.8         18.6
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Elabor./Processed                       452.0       453.0        (0.2)      2,016.8      1,624.9         24.1

The main product launches were those food items made of soybean, sweet pizzas and pies in the Apreciatta line, pastries and stuffed gnocchi.

This year's marketing campaign, considered to be one of our most successful, showed the strong brand presence in the day-to-day of Brazilian families, while it reinforced Perdigao's promise to the consumer to offer flavor, quality, variety and practicality. Comprised of two stages, the first emphasized scenes of daily life and asked the consumer "What is Perdigao's secret?" And the second declared that the most important thing to the Company is the client - "Our biggest secret is you.'

Total market share dropped slightly, resulting from the strategy to seek higher profitability in the domestic market while maintaining volume levels.

                               [GRAPHIC OMITTED]

EXPORT MARKET

Exports grew 52.4% in the year, and volumes were 24.6% higher. The main markets were Europe with growth of 79.5%, the Middle East with 60.6%, and the Far East with 40%. In the fourth quarter, exports rose 32.1%, and volumes were 22.2% higher.

        EXPORTS BY REGION - 2003                EXPORTS BY REGION - 2002


        [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]


% NET SALES

Sales of elaborated/processed meat products grew 60.2% and 31.7% in volume. The increase in tariffs charged by the European Union on salted chicken breasts in the middle of August 2003 resulted in Perdigao planning the shipments and stocks for this market in advance.

Average prices in dollars were nearly 23% higher in the year - 21.5% higher in reais - while costs were 35.4% higher. Average prices in the fourth quarter were approximately 44% higher in dollars and 7.4% higher in reais, against average costs that were 8.2% higher. The discrepancy between price and costs reflects the increases suffered due to the exchange rate devaluation that could not be fully passed through to sales prices.


Exports                                            Tons (thousand)                       Sales (R$ million)
                                            4Q 2003     4Q 2002       % Ch.      4Q 2003       4Q 2002        % Ch.

In-Natura                                     114.8        92.7        23.9         402.2        279.4         43.9
     Poultry                                   98.5        76.2        29.2         332.6        222.5         49.5
     Pork                                      16.3        16.4        (0.7)         69.6         56.9         22.3
Elaborated/Processed                           12.2        11.2         8.2          92.3         94.4         (2.3)
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Meats                                   127.0       103.9        22.2         494.5        373.9         32.3
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total                                         127.2       104.1        22.2         494.9        374.6         32.1
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Elabor./Processed                        12.2        11.3         8.2          92.6         94.8         (2.4)


                                               2003        2002       % Ch.          2003         2002         % Ch.

In-Natura                                     426.8       345.3        23.6       1,363.3        910.7         49.7
     Poultry                                  362.4       284.9        27.2       1,122.1        717.9         56.3
     Pork                                      64.4        60.4         6.6         241.2        192.9         25.0
Elaborated/Processed                           64.9        49.3        31.7         471.5        294.1         60.3
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Meats                                   491.7       394.6        24.6       1,834.9      1,204.9         52.3
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total                                         493.0       394.9        24.8       1,837.9      1,205.9         52.4
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Elabor./Processed                        65.0        49.4        31.7         472.3        294.8         60.2

The international strategy implemented in Europe, with sales offices in England and Holland and a partnership that allows industrialization of products processed locally has been contributing to the growth of this market. In addition, during the year there were climatic and sanitary problems that affected European poultry-producing areas that benefited Perdigao's businesses.

The Far East performed well, mainly due to the Japanese market, which had banned imports from China because of the aviary Influenza during the second half.

Growth in Eurasia was just 7.7% due to the quotas established in Russia on poultry and swine. Meanwhile, the other countries in this market showed higher growth.

The entry into new markets during the year, principally the Chinese market, and the expected demand for Brazilian poultry meat, will continue to sustain export growth.

ECONOMIC AND FINANCIAL PERFORMANCE

NET SALES

Net sales were stimulated by exports and the strategy adopted in the domestic market, which resulted in improved margins. For the year, net sales grew 31.1%, to R$ 3.8 billion, and growth in the quarter was 20.5%, reaching R$ 1.09billion.


    COMPOSITION OF NET SALES - 2003         COMPOSITION OF NET SALES - 2002


           [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]

COST OF SALES

Because the market price of the main raw inputs of corn and soy rose more than 16% and the other components of cost of sales also increased - such as industrial meats, freight and packaging - costs grew at a higher rate than sales. In the last quarter this situation was reversed, when revenues were higher than the cost increases, although soybean registered a 29% market increase over its price in the third quarter.

GROSS MARGIN

Due to sales performance, gross profit was 26.7% in the year and 31.7% in the quarter, a 510 basis points improvement over the fourth quarter of 2002. Gross profit totaled R$ 1.02 billion for the year, 25.7% higher, in spite of cost pressures and the exchange rate appreciation that occurred in the second half, which resulted in lower export revenues. In the quarter gross profit grew 43.5%, totaling R$ 345.5 million.

OPERATING EXPENSES

Operating expenses were reduced by 130 basis points in the year and 190 basis points in the quarter due to the drop in commercial expenses from reduced logistic costs and by the increase of export revenues.

OPERATING RESULTS

Due to increased revenues and volumes, improved mix and partial reduction in costs, the operating result before financial expenses was R$ 287.3 million for the year, growth was 34.1%, and operating margin was 7.5%. In the quarter, this margin was 13.5%, compared with 6.5% in the previous year. This resulted in growth of 149.2% in operating profit, due particularly to the increase in sales of Christmas and New Year goods, the partial reduction of costs and expenses, and to the adverse situations of the prior year.

FINANCIAL RESULTS

The securitization operation through the Perdigao Investment Fund in Credit Rights (Perdigao FIDC) with Banco Rabobank International Brasil S.A. was fully integrated in the fourth quarter. This operation received an "AA(bra)" rating from Fitch Atlantic Ratings, and mainly reflects the low non-payment index of active portfolios that are acquired by the Fund (less than 2.0% for delays of more than 15 days).

The strategy adopted to reduce investments, decrease working capital through adequate control of the items that comprise it, and the anticipation of cash generated by the FIDC transaction, resulted in a capital structure equal to two times EBITDA for net debt, which we should be able to maintain.

Net accounting debt on December 31, 2003 was R$ 742.2 million, 11.9% lower than in the previous year and 14.5% lower than in the third quarter, in spite of the higher expenditures for working capital necessary in the last quarter because of better sales.

Net financial expenses decreased 38.2% in the year.


DEBT PROFILE
                                                                                                           R$ million

                                                                              On 12/31/03     On 12/31/02
                                                Short-Term      Long-Term        Total           Total        % Ch.
DEBT
   Local Currency                                    239.2          329.4          568.6           631.0        (9.9)
   Foreign Currency                                  572.4          255.5          827.9         1,162.6       (28.8)
------------------------------------------      -------------   -----------  --------------   ------------    -------
   GROSS DEBT                                        811.6          584.9        1,396.5         1,793.6       (22.1)
------------------------------------------      -------------   -----------  --------------   ------------    -------
CASH INVESTMENTS
   Local Currency                                    510.2            -            510.2           420.9        21.2
   Foreign Currency                                  138.4            5.7          144.1           530.5       (72.8)
------------------------------------------      -------------   -----------  --------------   ------------    -------
   TOTAL                                             648.5            5.7          654.2           951.4       (31.2)
------------------------------------------      -------------   -----------  --------------   ------------    -------
NET ACCOUNTING DEBT                                  163.1          579.2          742.2           842.2       (11.9)
------------------------------------------      -------------   -----------  --------------   ------------    -------
------------------------------------------      -------------   -----------  --------------   ------------    -------
EXCHANGE RATE EXPOSURE - US$ MILLION                                               (11.8)          (57.6)      (79.5)
------------------------------------------      -------------   -----------  --------------   ------------    -------

NET INCOME AND NET MARGIN

As a result of the strong performance during the year, net income was R$ 123.5 million, growth of 1,400%, and net margin was 3.2%, compared with 0.3% in 2002. In the last quarter the increase was 140.5%, totaling R$ 72.1 million in net income, with net margin of 6.6% exceeding historical averages for this quarter.

SHAREHOLDERS' EQUITY

Shareholders' Equity was R$ 763.2 million, 13% higher than in 2002, with an 18.3% return in the year.

The Company has R$ 184.4 million in recoverable and deferred taxes and contributions obtained through the normal course of business, which should be realized with the future generation of taxes.

At a meeting held on December 15, 2003, the Board of Directors approved payment to shareholders in the form of interest on own capital in the gross amount of R$
0.80883 per share, totaling R$ 36 million, which amount will be considered as dividends, representing 29.1% of net income in the year. Payment began on February 27, 2004.

INTANGIBLE ASSETS

In a study conducted by Interbrand, Perdigao, - evaluated at US$ 100 million - was found to be one of the most valuable brands in Brazil. The result shows how much brands effectively represent for their shareholders. The study evaluates financial indicators, such as: revenues, profitability, liquidity, debt level and marketing, excluding business risk.

STOCK MARKET

The appreciation of Perdigao's shares is mainly due to the Company's strong fundamentals and results, along with the global recovery of the capital markets and the reduction in the country's sovereign risk. The Company's excellent performance surpassed the levels achieved on the Sao Paulo Stock Exchange (Bovespa) and the New York Stock Exchange.


                PRGA4                             4Q 2003           4Q 2002            2003                2002

Share Price* - R$                                   24.70             12.20           24.70               12.20
Traded Shares (Volume)                          8,758,200         3,310,600      24,994,100          12,320,200
Performance                                         44.8%             10.9%          102.5%             (18.7%)
Bovespa Index                                       38.9%             30.7%           97.3%             (17.0%)
IGC (Brazil Corp. Gov. Index)                       35.7%             29.7%           79.7%                1.6%


                 PDA                              4Q 2003           4Q 2002            2003                2002

Share Price* - US$                                  17.35              7.00           17.35                7.00
Traded ADRs (Volume)                              421,200           234,400       1,046,400             786,100
Performance                                         47.7%             21.7%          147.9%             (44.9%)
Dow Jones Index                                     12.7%              9.9%           25.3%             (16.8%)
*Closing Price

The volume of shares negotiated on the Bovespa grew 103% in the year and 165% in the fourth quarter. ADR volumes grew 33% in the year and 79.7% in the last quarter. In December 2003, the excellent average of US$ 1.6 million per day in financial volume traded was achieved in the domestic and international markets.


         SHARE PERFORMANCE                      ADR PERFORMANCE

        [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]

SOCIAL BALANCE

Perdigao was responsible for generating 3,800 jobs in the year. The Company closed 2003 with 28,000 employees, with 89.8% of the workforce allocated to production activities.


                   Main Indicators                             12.31.03             12.31.02             % Ch.
Number of Employees                                              27,951               24,163              15.7
Net Sales per Employee/year - In R$ 000                           136.9                120.7              13.3
Productivity per Employee (tons/year)                              36.1                 39.6             (8.8)

In the year, R$ 56.9 million was invested in benefits and social programs, 24.2% higher than in the prior year. Environmental programs received R$ 4.1 million, a 6.7% increase.

Accumulated added value was R$ 1.1 billion, 27.0% higher than the prior year. Taxes rose 60.2% because of the tax increases.

Distribution of Added Value                           2003         2002

Human Resources                                       34.4%        41.9%
Taxes                                                 43.5%        34.6%
Interest                                              10.3%        22.5%
Dividends                                             3.2%          0.6%
Retention                                             7.7%          0.3%
Management/Employees' Profit Sharing                  0.9%          0.1%
Total                                                 100.0%      100.0%

As part of its ongoing contribution to citizenship-building and improving quality of life, Perdigao advanced its Community Programs and, together with its employees, organized Volunteer Day as part of the Perdigao Social Action Program For a Community of Solidarity. This program provided 63,000 instances of aid in the areas of education, health, recreation and citizenship for the poor population in the south of Brazil.

Company employees, integrated producers, transporters and other partners donated
57.4 tons of non-perishable food. Perdigao matched this amount, resulting in distribution of 114.8 tons of food to 51 entities in Brazil in the fight against hunger.

In addition, Perdigao participated in various events in partnership with other institutions, with the goal of improving conditions in the areas in which it operates.

CORPORATE GOVERNANCE

Recognition of Perdigao's transparency and competitive differences was again mentioned in the 2002 Award for the Best On-line Global Annual Report in the food and beverage sector. This success is a reflection of management's concern in showing the Company's innumerable actions, developments and innovations in the corporate environment that add value to investments, independent of adverse factors, such as those that occurred during that year.

The Board of Directors and the Fiscal Council approved the hiring of Ernst & Young to provide advisory services related to international tax planning as part of the Company's restructuring of its overseas sales area. The fees for this service total approximately R$ 1.8 million, or about 3.4 times the audit fees.

AWARDS

o Launch of the Year, 1st place - Pastries, and 2nd place - Apreciatta Sweet Pizzas, in the ready-to-eat and semi-frozen plates, ABRAS Superhiper Magazine;

o Design & Packaging - Apreciatta Sweet Pizzas, ABRE - Associacao Brasileira de Alimentos (Brazilian Food Association);

o Soy-based Healthy Choice, ABMN - Associacao Brasileira de Marketing & Negocios (Brazilian Association of Marketing and Business);

o    Agas Cart 2003, for the best supplier of frozen foods, AGAS;

o Largest Exporters of Parana, Industrial Federation of Parana, Cexpar and Journal of Industry and Commerce;

o Best Exporter to Arabian Countries - Brazil Citizenship for Exports 2003; Brazilian-Arab Chamber of Commerce, Brazilian Institute of Citizenship Development;

o Executive of the Year from the Latin American Food Industry, awarded to the CEO, Revista Industria Alimenticia (Food Industry Magazine);

o    Abrasca 2002 Best Annual Report, 5th place;

o Best On-line Annual Report - 2002, Worldwide Food and Beverage Sector, MZ Consult;

o    Fritz Muller, FATMA;

o Model of Social Responsibility according to the Guide for Good Corporate Citizenship by Exame Magazine, in partnership with the Ethos Institute and GIFE - Grupo de Institutos Fundacoes e Empresas (Group of Institute Foundations and Companies);

o    Environmental Management, from the Environmental Agency of Goias;

o    Social Responsibility, Legislative Assembly of Rio Grande do Sul;

o    Ecology Expression 2003, Expressao (Expression) Magazine.

OUTLOOK

The Company's objectives for 2004 are focused in the areas of productivity, quality and competitiveness, as well as in macroeconomic and sector factors in the domestic and foreign markets, and include:

o    Growth of nearly 8% in sales volume in the meat segment;

o    An increase of more than 10% in export volumes;

o    An increase of approximately 5% in volumes in the domestic market;

o    Investments of nearly R$ 80 million.

In 2004, Perdigao completes 70 years of history and 10 years of professional management. Perdigao is an example of great success, a Company that has pride in its work, in offering products of the highest quality and variety to its consumers, generating value for its shareholders, commitment to its stakeholders, and in being a model of corporate governance, social and environmental responsibility.


                                                      Sao Paulo, February 2004.


                Eggon Joao da Silva                       Nildemar Secches
                      Chairman                        Chief Executive Officer